ASSOCIATED ESTATES REALTY CORPORATION
1 AEC Parkway
Richmond Heights, Ohio 44143
May 28, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
VIA EDGAR

Re:	Registration Statement on Form S-3 (File No. 333-155699)
Relating to $214,681,250 in Aggregate Principal Amount of Debt Securities,
Preferred Shares, Depositary Shares, Common Shares and Common Share Warrants of
Associated Estates Realty Corporation
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Associated Estates Realty Corporation (the “Company”), hereby requests that the effectiveness of the Registration Statement, as amended, be accelerated to 4:00 p.m. on May 29, 2009, or as soon thereafter as practical.
     The disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and
     (c) the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (216) 261-5000 or Janet A. Spreen of Baker & Hostetler LLP at (216) 861-7564 with any questions regarding the foregoing.

Very truly yours,

Associated Estates Realty Corporation

By: Name: Title:	/s/ Lou Fatica Lou Fatica Vice President, Treasurer and Chief Financial Officer
102779740

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